UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of                December                , 20 09
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑               Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐               No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date January 4, 2010	By	/s/ Heri Supriadi
(Signature)
Agus Murdiyatno VP Investor Relations/ Corporate Secretary

PRESS RELEASE
No. 233/PR000/COM-10/2009
TELKOM ANNOUNCES 1,252 EMPLOYEES FOR EARLY RETIREMENT IN 2009
Jakarta, December 31, 2009 — Perusahaan Perseroan (Persero) PT. Telekomunikasi Indonesia, Tbk. (”TELKOM” or the ”Company”) announced that 1,252 employees will be retiring as a result of the 2009 early retirement programme. The program is mostly directed to employees aged 48 years old and above, most are administrative staff and access network technicians.
Rinaldi Firmansyah, TELKOM President Director stated that: “As part of our business transformation from “Fixed, Mobile, and Multimedia” to become “Telecommunications, Information, Media and Edutainment (TIME)”, we need to consistently achieve an optimum number and composition of personnel to provide speed, expertise, efficiency and strengthen the Company in facing competition.”
The move will incur one-off costs for severance pay of approximately Rp.910 billion, however over the long term the move will help reduce employee costs by about Rp.382 billion annually.
The early retirement will be executed on January 1, 2010. TELKOM at present has 23,154 employees and 465 of them are employed in its subsidiaries or other companies. From 2002 to 2009, a total of approximately 12,568 of our employees have already participated in the early termination program.
AGUS MURDIYATNO
Vice President Investor Relations/Corporate Secretary
For further information, please contact:
Investor Relations / Corporate Secretary
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:   62-21-5215109
Fax: 62-21-5220500
Email:investor@telkom.co.id
Website: www.telkom.co.id
PT Telekomunikasi Indonesia, Tbk
PT Telekomunikasi Indonesia, Tbk (”TELKOM”) is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary, Telkomsel, is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provided a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Indonesia Stock Exchange (IDX: TLKM), and its American Depository shares are listed in the New York Stock Exchange (NYSE: TLK) and London Stock Exchange (LSE:TKIA).